November 9, 2006

Dear Fellow Shareholder:

On behalf of the Board of Directors, I am pleased to report on the exceptional progress Farallon has made this past year in preparation for the upcoming Annual General Meeting to be held on Thursday, December 14, 2006. Attached is a copy of the proxy materials, providing information regarding the business to be covered at the meeting, a description of the Company, its Directors and other related matters. If you have any questions about the proxy materials, please contact our Investor Services department.

Last year, the G-9 deposit became the focus of Farallon’s program at Campo Morado. With continuing positive results from its various work programs, the Company is now geared towards accelerating development of G-9 by mid 2008. Furthermore, both Farallon’s technical team and management believe there are other substantial deposits yet to be discovered, so the Company is continuing to explore the Campo Morado property.

The turning point was last year’s discovery of G-9 in a very high grade intersection in hole 420 (14.20% zinc, 1.76% copper, 0.69% lead, 1.06 g/t gold and 67 g/t silver). Although drilling in 2005 delineated a significant high grade resource, the deposit has continued to expand through drilling in 2006. Further, recently Farallon’s geologists connected hole 420 to others with similar exceptional metal concentrations. In September 2006, the Company announced two holes, 576 and 578, showed high concentrations of zinc and copper in that area of the G-9 deposit. More recently, hole 580 demonstrated continuity of this high grade area in the Southeast Zone. These new results add significantly to the total resource potential of G-9 and provide a high grade target for early development, further supporting the goal to develop a mine at G-9.

G-9’s grade is only one aspect of its importance. Three phases of metallurgical testwork have shown that G-9 is amenable to conventional flotation, which is a simple and low cost method of metal extraction. This is significant news for the project because the technology required is conventional and less capital intensive, and hence, lowers the risk of development.

A preliminary mine development plan has been advanced that envisions a throughput of 1,500 tonnes per day, a relatively compact project size that allows for easier entry to the market with no equipment or manpower restrictions. Nevertheless, the targeted size of the mine is anticipated to produce 100 million pounds of zinc and 10 million pounds of copper, annually, in the first years of production, with byproduct copper and lead concentrates that are rich in gold and silver; the by-product credits would be used to offset future production costs. This scenario creates the opportunity for significant cash flow in the first few years of production. Our current work plan is designed to firm up these projections.

Farallon began site preparation for construction of an underground decline at G-9 in August 2006. The development of the decline provides the staging to drill off the deposit – a key part of the Company’s comprehensive program to collect the necessary data to engineer a mine at G-9. I am pleased with the progress being made by the underground contractors so far, which is in line with the Company’s target to complete the program by mid 2007.

Farallon’s has demonstrated a strong track record in deposit discoveries, outlining four deposits – Reforma, El Rey, Naranjo and El Largo – prior to G-9 last year. Total indicated resources in those deposits as of September 2005 are 11.21 million tonnes, with additional inferred resources of 1.51 million tonnes, at a cut-off grade of US$90 gross metal value per tonne. This provides the Company with a large inventory of resources to draw upon over the longer term.

The G-9 deposit is the most exciting discovery made at Campo Morado to date. Its zinc and copper grades are the highest encountered on the property. Work in 2006 expanded the deposit and the high grade zones within it, increasing its development potential. There is also excellent potential to find other G-9-like deposits on the property.

The commodity markets further enhance our current efforts at Campo Morado. The latter half of 2006 has seen zinc reach record price levels. Even more importantly, the outlook for metals, and zinc in specific, is positive over the next several years. One of the reasons for the high price is the supply shortage, which mining analysts predict will continue in the next few years. The shortage can be attributed to several factors, including the lack of investment in zinc projects during the past decade and political risks hampering the development of zinc mines in third world countries. Zinc’s longer term outlook shows continued demand, particularly from developing nations, due to its essential role in building materials and everyday products.

This year promises to be an exciting one for Farallon. The Company is well positioned to capitalize on the opportunities presented by the G-9 deposit, and it is focused on the goal of building a mine that is ready for production by mid 2008. Farallon would not be able to fulfill any of its mandates if it were not for the support and dedication of its staff. On behalf of the Board, I want to thank them for their hard work and expertise, which has contributed greatly to all our success to date. I would also like to acknowledge our stakeholders in the local communities at Campo Morado and the Mexican government who firmly support our work in the region. We are committed to developing the project in a manner that promotes sustainable, responsible development and that optimizes benefits for the people in the local communities. Finally, the continuing support of our shareholders is appreciated as we look forward to creating increased shareholder value by capitalizing on the opportunities that lie ahead of us.

The Annual General Meeting is an opportunity to share the details of our plans for the upcoming year and to respond to any questions you may have regarding the Company. I look forward to seeing you at the meeting.

Yours sincerely,

J.R.H. (Dick) Whittington
President, Chief Executive Officer and Director